Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors and Stockholders

Tumbleweed Communications Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-84683, 333-43194, 333-48636, 333-49492, 333-61076, 333-101018, 333-103043, and 333-106913) on Form S-8 of Tumbleweed Communications Corp. and subsidiaries of our report dated January 20, 2004 except as to the third paragraph of Note 13(a) and the first paragraph of Note 13(b) which are as of February 11, 2004, relating to the consolidated balance sheets of Tumbleweed Communications Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Tumbleweed Communications Corp.

/s/ KPMG LLP

Mountain View, California

March 15, 2004